October 29, 2013

VIA OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	H. Roger Schwall
MAIL STOP 4628

Re:	Core Resource Management, Inc.
Amendment No. 1 to Registration Statement 10-12G
Originally Filed July 25, 2013
File No. 0-55010

Dear Mr. Schwall:

This letter sets forth the responses of Core Resource Management, Inc., a Nevada corporation (the “Company” or “CRM”), to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 20, 2013 concerning the Company’s Registration Statement on Form 10-12G (File No. 0-55010) filed with the Commission on July 25, 2013 (the “Registration Statement”).

Except as otherwise expressly indicated, references in the text of the responses herein to captions and page numbers are to Amendment No. 1 to the Registration Statement (“Amendment No. 1”) that is being filed herewith. For your convenience, we set forth in this response letter each comment from the Staff’s comment letter in bold type-face followed by the Company’s response below it. Courtesy copies of the marked Amendment No. 1 and materials described as being furnished supplementally are furnished in multiple copies under separate cover by overnight courier.

General

1.	Please revise your filing to provide updated information. For example, please revise your beneficial ownership as of a more recent practicable date.

Response: We note the Staff’s comment and have updated the information in Amendment No. 1, including the beneficial ownership table, to the most recent practical date.

2.	Please be advised that your registration statement will automatically become effective sixty days after filing, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your comments. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

Response: We note the Staff’s comment and we have nevertheless elected to allow the Registration Statement to become effective automatically and thereby allow the Company to become subject to the reporting requirements of the Securities Exchange Act of 1934, as amend. Consequently, we do not wish to withdraw the Registration Statement.

3.	Please revise your filing to include all relevant exhibits. For example, please file all amendments to your articles of incorporation including your November 2012 amendment as well as your agreement with Mai Operating. Please see Item 601(b)(3)(i) and (b)(10) of Regulation S-K.

Response: We note the Staff’s comment and we have included all of the relevant exhibits required by Item 601(b)(3)(i) and (b)(10) of Regulation S-K.

Summary, page 1

Our Company, page 1

4.	Please provide us with objective support for the statement that you have “key relationships with several of Texas’s leading independent oil and gas producers” or remove that statement.

Response: We note the Staff's comment and have removed the statement, replacing it with a more descriptive statement as to the nature of our access to oil and gas asset divestitures.

5.	You cite management’s “extensive experience in managing and financing public companies. You disclose on page 13 that Mr. Glenn has been “associated with several publicly traded companies” – specifically Diversified Corporate Resources, Ergobilt and Safeguard Security Holdings, Inc. With regards to those companies, we note the following:

•	Diversified Corporate Resources stopped reporting in 2006 without explanation or filing a Form 15;
•	Ergobilt ceased filing periodic filings in 1998, without explanation or filing a Form 15. A Form 8-K filed on August 25, 1998 indicated that its auditor – PriceWaterhouseCoopers – had resigned after finding that there were significant internal control deficiencies giving rise to material audit adjustments; and

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•	Safeguard Security Holdings filed a registration statement in 2006 that never went effective and the company never filed any periodic reports with the Commission.

Balance your disclosure by providing a risk factor addressing the above.

Response: Instead of providing a risk factor as suggested by the Staff, we have revised the biographical information on Mr. Glenn under Item 5, Directors and Executive Officers, to delete the references to Diversified Corporate Resources, Ergobilt and Safeguard Security Holdings, Inc.

 Recent activity, page 1

6.	Please expand your disclosure to include the terms of the three acquisitions mentioned here (from Mai Oil Operations, Inc., Nacona Production Company, and Razorback Oil Interests, LLC). Please include for each the closing date, purchase price, amount of proved reserves acquired, and any other important terms of the agreement. Please be mindful of the reporting requirements for acquisitions under Rules 8-04 and 8-05 of Regulation S-X and FASB ASC 805 with regard to these acquisitions. Where you believe that disclosure under these rules is not required, please explain to us how you arrived at your determination. Refer also to the guidance in Item 1200 of Regulation SK.

Response: We note the Staff's comment and have expanded our disclosure regarding the disclosure with respect to the terms of the acquisitions from Mai Oil Operations, Inc., Nacona Production Company, and Razorback Oil Interests, LLC.

7.	You state here that you purchased a promissory note issued by Nitro Petroleum, Inc. Please expand your disclosure to indicate the date the note was acquired, amount of the note, and terms of repayment.

Response: We note the Staff’s comment and we have expanded the disclosure regarding the purchase of the promissory note issued by Nitro Petroleum, Inc., as requested by the Staff.

8.	Explain why you chose to purchase the 9% Promissory Note and the shares of Nitro.

Response: We note the Staff’s comment and we have expanded the disclosure state the reason for the purchase of the promissory note issued by Nitro Petroleum, Inc., as requested by the Staff.

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Selected Corporate History, page 3

9.	Explain the nature of the lawsuit with Ranga Blu.

Response: As requested by the Staff, we have expanded the disclosure with respect to the Ranga Blu lawsuit to state the nature of that lawsuit.

10.	Indicate the business of Pegasus Funds and Clark Scott, LLC.

Response: As requested by the Staff, we have expanded the disclosure to indicate the business of Pegasus Funds and Clark Scott, LLC.

Business, page 4

11.	For the overriding royalty and working interests that you have acquired, provide the information by the 1200 Series of Regulation S-K or explain to us why you cannot provide that information.

Response: With respect to reserve reports, this is a costly endeavor, particularly in light of the size of the acquisitions indicated. Our fiscal year end is December 31 and at December 31, 2012, the date of our last audit, we had no oil & gas assets. We understand and are prepared to undertake the required engineering studies for the properties we own at December 31, 2013 which we will include in our 10-K to be filed on our before the third week of March 2014. With respect to the remainder of the information required by the 1200 Series of Regulation S-K, we believe that it is not applicable to the interests we have required to date.

Risk Factors, page 2

Risks Related to Our Common Stock, page 7

Conflicts of interest between the Company and its officer and director..., page 8

12.	Mitigating language is not appropriate for risk factor disclosure. Please revise this risk factor to delete the last part the last sentence stating “as is consistent with his fiduciary duties to the Company and he is legally required to make the decision based upon the best interests of the Company and the Company's other shareholders, rather than his own personal pecuniary benefit.”

Response: We note the Staff’s comment and we have deleted the mitigating language specified in this comment.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11

Operating Expenses, page 11

13.	Please revise your discussion regarding expenses incurred from inception through December 31, 2012 to be consistent with the numbers presented in your financial statements. We note that $693,243 is reflected here, but $416,947 is the amount shown in in the financial statements.

Response: We note the Staff’s comment and we have revised the disclosure as specified in this comment.

Liquidity and Capital Resources, page 12

14.	Please revise this section to discuss the material terms of the $4.2 million in new capital raised, including the conversion terms. If any of this was received from affiliates, so indicate and provide an appropriate cross-reference. Please see Item 303(a) of Regulation S-K.

Response: We have revised the disclosure as requested by the Staff to include that the terms of the capital raised.

Security Ownership of Certain Beneficial Owners and Management, page 13

15.	Please disclose the individuals with sole or shared voting or investment power over Pegasus Funds, LLC.

Response: We have revised footnote 1 to the ownership table to reflect that Messrs. Brown and Shuey have shared voting and investment power with respect to the shares held by Pegasus Funds, LLC.

Directors and Executive Officers, page 13

16.	Limit the biographies required to the factual information required by Item 401(e)(1) of Regulation S-K. Remove subjective or conclusory statements or descriptions such as:

•	An internationally recognized expert;
•	Nationally recognized;
•	Was involved....
•	Played a major role...

Please revise your director and executive officer biographies to briefly describe their business experience during the past five years. Please see Item 401(e)(1) of Regulation S-K. If you choose to cite experience going back more than five years provide comparable disclosure for those positions as well. For instance, if you choose to retain the disclosure regarding Mr. Glenn’s association with Diversified Corporate Resources, Ergobilt and Safeguard Security, indicate the dates of his employment with those companies.

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Response: We note the Staff’s comment and have revised the disclosure as specified in this comment.

17.	With regard to Mr. Glenn, explain what you mean by “an alternative investment company.”

Response: We note the Staff’s comment and we have revised the language to more accurately state the nature of the business of Pegasus Funds.

18.	Please revise the penultimate paragraph on page 15 to encompass, if true, the past ten years. Please see Item 401(f) of Regulation S-K.

Response: We have noted the Staff’s comment and we have revised the disclosure to cover the last ten years.

Compensation Discussion and Analysis, page 17

Summary Compensation Table, page 18

19.	You disclose on page 17 that “[a]s of the date of this filing, the gross compensation of [y]our two executives has already been established for a period of two years.” Please provide all “TBD” amounts in the summary compensation table. Please see Item 402(n) of Regulation S-K.

Response: We note the Staff’s comment, but we cannot provide the disclosure requested because, as stated in the registration statement, the amounts, if any, for the catagories where “TBD” is inserted have not been determined by the registrant’s board of directors at this time.

Certain Relationships and Related Transactions, page 18

20.	As appropriate, please quantify Mr. Shuey’s compensation for his consulting services to the company. Please see Item 404 of Regulation S-K.

Response: We have noted the Staff’s comment and we have revised the disclosure with respect to Mr. Shuey’s compensation as requested by the Staff.

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21.	Please revise this section to provide the information required under Item 404 of Regulation S-K for the transaction discussed in the penultimate paragraph in Note 9 on page Q-10, to the extent this shareholder is a related party.

Response: Who?

Recent Sales of Unregistered Securities, page 20

22.	You disclose in Note 5 on page Q-9 that “[f]or the period from April 25, 2012 (inception) through March 31, 2013, the Company sold shares of common stock for $1,363,166 in cash to investors pursuant to a private placement memorandum and all of these shares were issued in 2013.” Please provide the relevant information required under Item 701 of Regulation S-K for these privately placed shares.

Response: We have revised Item 10 to include the required information required under Item 701 of Regulation S-K.

Financial Statements

Notes to Financial Statements

Note 10 – Subsequent Events, page F-11

23.	Please expand your disclosure regarding investments in oil and gas properties to include a description of the properties acquired subsequent to year-end, the dates of the acquisitions, and the purchase price. Additionally, please explain to us why you refer to two properties here, when disclosure on page one of your filing refers to three acquisitions. Refer to FASB ASC 855-10-50-2.

Response: We have revised the Notes to reflect three acquisitions.

We believe that the foregoing and the revisions contained in Amendment No. 1 to the Registration Statement on Form 10-12G address each of the Staff’s concerns as indicated in its comment letter. Please do not hesitate to contact me (214-365-3099) or the Company’s attorney, Phillip A. Wylie of Snell Wylie & Tibbals in Dallas, Texas (214-691-2500), should you have any questions or comments regarding the foregoing.

Sincerely,

/s/ W. Brown Glenn, Jr.

W. Brown Glenn, Jr.
Chief Executive Officer

cc: Phillip A. Wylie, Esq.

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